THIS DOCUMENT IS A CONFIRMING COPY OF SCHEDULE 13G FILED ON FEBRUARY 5, 1994 (RECEIVED ON FEBRUARY 14, 1994) PURSUANT TO ITEM 201 OF REGULATION S-T


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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C. 20549

                        SCHEDULE 13-G

          Under the Securities Exchange Act of 1934

                 (Amendment No.            )


                 Butler Manufacturing Company
                      (Name of Issuer)

                         Common Stock
               (Title of Class of Securities)

                         123655-10-2

                       (CUSIP Number)






Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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     Name of reporting person: Ryback Management Corporation
     I.R.S.  Identification  No. of  Above Entity 43-1615580



2.        Check Appropriate Box  if  a member of a group*


3.        SEC use only


4.        Citizenship or Place of Organization

           Michigan

Number of      5.      Sole Voting Power

Shares                       -0-

Beneficially   6.      Shared Voting Power

Owned by               379,494

Each           7.      Sole Dispositive Power

Reporting                      -0-

Person With    8.      Shared Dispositive Power

                       379,494

9. Aggregate Amount Beneficially owned by each reporting person:

        379,494 held by Lindner Fund, Inc.

10.    Check box if the Aggregate amount in Row (9) excludes certain  shares




11.    Percent of  Class Represented by Amount in Row  (9)

        8.2

12.    Type of Reporting Person

  IA - Ryback Management Corporation  IV - Lindner  Fund, Inc.

sec 1745 (6-80)
                  SEE INSTRUCTION BEFORE FILLING OUT!


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                              SEC  13-G
                     SECURITIES AND EXCHANGE COMMISSION
                          SCHEDULE 13G Amendment No.

Item 1(a)   Name of Issuer:

            Butler Manufacturing Company

Item 1(b)   Address of Issuer's Principal Executive Offices:
           BMA Tower-Penn Valley Park, P.O. Box 419917
          Kansas City, MO 64141-0917

Item 2(a)   Name of Person Filing
            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

        7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            123655-10-2

Item 3) This statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), on behalf of a:

  [X] Investment Company registered under Section 8 of the Investment Company Act (LINDNER FUND, INC., LINDNER DIVIDEND FUND, AND LINDNER INVESTMENT SERIES)

  [X] Investment Company Adviser registered under Section 203 of the Investment Advisers Act of 1940 (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Ryback Management Corporation and/or Lindner Fund, Inc. as of
         December 31, 1993:

     (A) Amount beneficially owned:  379,494 shares held by
                                     Lindner Fund, Inc.
     (B) Percent of class:    8.2
     (C) Number of shares as to which such sucht COMPANY has:
     (1)sole power to vote or direct to vote:
     (2)shared power to vote or direct to vote:   379,494
     (3)sole power to dispose of or direct disposition of:
     (4)shared power to dispose or direct disposition of:  379,494

 Instruction: For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).



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Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 5, 1994

                        /s/  Eric E. Ryback, President
                           Ryback Management Corporation
                           Lindner Fund, Lindner Dividend Fund, Inc.
                           and Lindner Investment Series Trust
                                     (314) 727-5305